Suite 2500, 605 – 5th Avenue S.W. Calgary, Alberta Canada T2P 3H5	Telephone: (403) 264-9888 Facsimile: (403) 264-9898	E-mail: contact@trans-globe.com Website: www.trans-globe.com

February 10, 2009

Alberta Securities Commission	British Columbia Securities
410, 300 - 5th Avenue S.W.	Commission
Calgary, Alberta	701 West Georgia Street
T2P 3C4	Vancouver, British Columbia
V6Y 1L2

Ontario Securities Commission	Quebec Securities Commission
Suite 1903, Box 55 20 Queen	800, square Victoria, 22[e] étage
Street West	C.P. 246, tour de la Bourse
Toronto, Ontario	Montréal, Québec
M5H 3S8	H4Z 1G3

Dear Sirs/Madam:

Re:	TransGlobe Energy Corporation

Filed with this letter please find the audited comparative consolidated balance sheets of TransGlobe Energy Corporation (the "Company") for the years ended December 31, 2007 and 2006, and the consolidated statements of income, retained earnings, comprehensive income and cash flows for the years then ended, together with the notes thereto and the auditor's report thereon, as amended and restated as at February 10, 2009 (collectively, the "Restated 2007 Financial Statements").

As was announced on April 30, 2008, the Company sold its Canadian oil and natural gas interests to a third party for the purchase price of Cdn$56.7 million, before normal closing adjustments. By reason of this disposition, the Company is required, as part of normal course compliance with Canadian GAAP, to restate the results of its prior periods, including in respect of its results for the 12-month period ended December 31, 2007. The specific purpose of such restatement is to account for the Canadian operations as discontinued operations. The Company has similarly restated the results of its prior, comparative periods in respect of its financial statements filed for the three months ended March 31, 2008, the three and six months ended June 30, 2008 and the three and nine months ended September 30, 2008.

As was also recently announced, the Company has entered into an agreement with a syndicate of underwriters respecting the purchase for resale, on a bought deal basis, of 5,798,000 common shares (“Common Shares”) of the Company at Cdn$3.45 per Common Share (the “Offering”) to raise gross proceeds of approximately Cdn$20.0 million. In order to comply with Canadian generally accepted accounting principles, the Company is required to file the Restated 2007 Financial Statements in conjunction with filing the preliminary prospectus for the Offering, and incorporate the Restated 2007 Financial Statements in such preliminary prospectus. Accordingly, the Restated 2007 Financial Statements have been filed as at today's date - rather than being filed in conjunction with the filing of the audited financial statements for the 12-month period ended December 31, 2008.

To the extent you have any questions or concerns, kindly contact the undersigned.

Yours truly,
TRANSGLOBE ENERGY CORPORATION

“David Ferguson”

David Ferguson, CA
Vice President Finance & CFO